Exhibit 99.2

MADE AS OF MAY 25, 2016

MANULIFE FINANCIAL CORPORATION

and

BNY TRUST COMPANY OF CANADA

as TRUSTEE

and

THE BANK OF NEW YORK MELLON, LONDON BRANCH

as PRINCIPAL PAYING AGENT AND CALCULATION AGENT

and

THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A.

as REGISTRAR AND TRANSFER AGENT

FIRST SUPPLEMENTAL INDENTURE

Supplemental to

THE TRUST INDENTURE

MADE AS OF MAY 25, 2016

and providing for the issue of

S$500,000,000 PRINCIPAL AMOUNT OF SUBORDINATED NOTES

due MAY 25, 2026

THIS FIRST SUPPLEMENTAL INDENTURE made as of May 25, 2016

BETWEEN:

MANULIFE FINANCIAL CORPORATION, a corporation existing under the Insurance Companies Act (Canada) and having its registered office in the City of Toronto in the Province of Ontario

(the “Corporation”),

- and -

BNY TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada and having an office in the City of Toronto in the Province of Ontario

(the “Trustee”),

- and -

THE BANK OF NEW YORK MELLON, LONDON BRANCH, at its specified office at 40th Floor, One Canada Square, London E14 5AL, United Kingdom

(the “Principal Paying Agent” and “Calculation Agent”),

- and -

THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A. at its specified office at Vertigo Building-Polaris, 2-4 rue Eugène Ruppert, L-2453 Luxembourg

(the “Registrar” and “Transfer Agent”).

WHEREAS by a trust indenture made as of May 25, 2016 (the “Principal Indenture”) between the Corporation and the Trustee, provision was made for the issue in series of subordinated unsecured debentures (the “Debentures”); and

WHEREAS the Corporation is duly authorized to create and issue a series of Debentures upon the terms set forth in the Principal Indenture. The terms, provisions and conditions of such series are provided for by this First Supplemental Indenture which supplements the Principal Indenture, such series being the 3.85% Subordinated Notes due May 25, 2026 in an aggregate principal amount of S$500,000,000 (the “Notes”). In connection therewith, the Corporation has requested that the Trustee execute this First Supplemental Indenture; and

WHEREAS all necessary corporate action has been taken by the Corporation to make the Notes, when authenticated by the Registrar and issued as provided in this First Supplemental Indenture, valid, binding and legal obligations of the Corporation with the benefit and subject to the terms of the Principal Indenture as supplemented by this First Supplemental Indenture; and

WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee; and

WHEREAS the terms of this First Supplemental Indenture are to be executed and delivered by the parties hereto by way of supplement to the Principal Indenture in order to provide for the issue of the Notes; and

WHEREAS the Trustee has full power and authority to execute this First Supplemental Indenture and to accept and execute the trusts herein imposed upon it;

NOW THEREFORE the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1 To be read with Indenture.

This First Supplemental Indenture is supplemental to the Indenture (as defined below) and shall hereafter be read together with the Indenture and shall have effect as if all the provisions thereof and hereof were contained in one instrument.

1.2 Monetary References.

Unless otherwise specified herein, all references in this First Supplemental Indenture to “Dollars”, “dollars” or the “$” sign shall be deemed to be a reference to the lawful money of Canada, and all references to “Singapore Dollars”, “Singapore dollars” or “S$” shall be deemed to be a reference to the lawful money of Singapore.

1.3 Definitions.

In this First Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith:

(a)	the expressions “Article” and “Section” followed by a number mean and refer to the specified Article and Section of this First Supplemental Indenture unless otherwise expressly stated. Other expressions defined in the Principal Indenture have the same meanings when used in this First Supplemental Indenture.

(b)	“5-year SGD Swap Rate” means the rate per annum (expressed as a percentage) equal to the rate which appears on the Bloomberg Screen TPIS Page under the caption “Tullett Prebon – Rates – Interest Rate Swaps – Asia Pac – SGD” and the column headed “Ask” for a maturity of 5 years (or such other substitute page thereof or if there is no substitute page, the screen page which is the generally accepted page used by market participants at that time) published at the close of business on the Rate Reset Determination Date. If no such rate is available on the Bloomberg Screen TPIS Page under the caption “Tullett Prebon – Rates – Interest Rate Swaps – Asia Pac – SGD” and the column headed “Ask” (or such other substitute page thereof or if there is no substitute page, the screen page which is the generally accepted page used by market participants at that time) on such day, the 5-year SGD Swap Rate shall be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest 1/16 per cent.) of the swap offer rates for such five-year period as quoted by such of the Reference Banks as may quote such rate to the Corporation (and notified to the Calculation Agent in writing by the Corporation) at or about 11.00 a.m. (Singapore time) on the next Business Day after the Rate Reset Determination Date for such five-year period; provided that, in each case, in the event the 5-year SGD Swap Rate is less than zero, the 5-year SGD Swap Rate shall be deemed to be zero per cent. per annum.

(c)	“Additional Amounts” has the meaning attributed to such term in Section 4.6 of this First Supplemental Indenture.

(d)	“Agents” means, collectively, the Principal Paying Agent, the Calculation Agent, the Registrar, the Transfer Agent and any additional Paying Agent and Transfer Agent appointed under Section 2.3(j) of this First Supplemental Indenture, which expression shall, unless the context otherwise requires, include each Agent’s successor to the relevant role.

(e)	“Bail-in Legislation” means, in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time.

(f)	“Bail-in Powers” means any Write-down and Conversion Powers (or equivalent terms) as defined or described in the relevant Bail-in Legislation.

(g)	“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended from time to time.

(h)	“BRRD Liability” has the same meaning as in such laws, regulations, rules or requirements implementing the BRRD under the applicable Bail-in Legislation.

(i)	“BRRD Party” means any Agent subject to Bail-in Powers.

(j)	“Clearstream, Luxembourg” means Clearstream Banking S.A.

(k)	“Early Redemption Amount” has the meaning attributed to such term in Section 4.5 of this First Supplemental Indenture.

(l)	“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person thereof) from time to time at http://www.lma.eu.com/.

(m)	“Euroclear” means Euroclear Bank SA/NV.

(n)	“Indenture” (when not qualified by the words “Principal”, “Original” or “Supplemental”), “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to the Principal Indenture and all indentures, deeds or other instruments supplemental or ancillary thereto, including this First Supplemental Indenture and not to any particular Article, Section, subdivision or portion hereof.

(o)	“Make Whole Amount” means with respect to any redemption date pursuant to a redemption in accordance with Section 4.5 of this First Supplemental Indenture, the amount, as determined by the Corporation and calculated three Business Days prior to such redemption date, equal to the sum of (a) the present value of the principal amount of the Notes to be redeemed discounted from May 25, 2021, and (b) the present value of all interest payable from and including such redemption date to but excluding May 25, 2021, discounted to the redemption date on a semi-annual basis (assuming a 365 day year) at the SGD Swap Rate plus 0.75% per annum.

(p)	“MCCSR” means the Minimum Continuing Capital Surplus Requirements (or any successor or replacement capital requirements applicable to the Corporation) for Canadian federally regulated insurance companies.

(q)	“Note Register” means a branch register of Holders maintained by the Registrar.

(r)	“Rate Reset Determination Date” means the third Business Day prior to May 25, 2021.

(s)	“Record Date” means, (a) if the Notes are held as Book-Entry Securities, the last business day (being for this purpose a day on which Euroclear and Clearstream, Luxembourg are open for business) prior to the payment date, and (b) in all other cases, the date that is 15 days prior to the payment date.

(t)	“Reference Banks” means the Singapore offices of three major banks in the Singapore inter-bank market, as selected and notified to the Calculation Agent in writing by the Corporation.

(u)	“Regulatory Event” has the meaning attributed to such term in Section 4.5 of this First Supplemental Indenture.

(v)	“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to the relevant BRRD Party.

(w)	“Relevant Taxes” has the meaning attributed to such term in Section 4.6 of this First Supplemental Indenture.

(x)	“SGD Swap Rate” means the rate per annum (expressed as a percentage) equal to the swap offer rate for the remaining term equal to the period from and including the relevant redemption date up to and excluding May 25, 2021 (the “Remaining Period”) as determined by the Calculation Agent and notified to the Corporation, such rate to be determined by the Calculation Agent to be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest 1/16 per cent.) of the rates (excluding the highest and the lowest rates) which appear on the Bloomberg Screen TPIS Page under the caption “Tullett Prebon – Rates – Interest Rate Swaps – Asia Pac – SGD” and the column headed “Ask” for a maturity most closely approximating the Remaining Period (or such other substitute page thereof or if there is no substitute page, the screen page which is the generally accepted page used by market participants at that time) published at the close of business on each of the five consecutive Business Days prior to and ending on the fourth Business Day prior to such redemption date. If no such rate is available on the Bloomberg Screen TPIS Page under the caption “Tullett Prebon – Rates – Interest Rate Swaps – Asia Pac – SGD” and the column headed “Ask” (or such other substitute page thereof or if there is no substitute page, the screen page which is the generally accepted page used by market participants at that time) during such period, the SGD Swap Rate to be determined by the Calculation Agent shall be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest 1/16 per cent.) of the swap offer rates for the Remaining Period as quoted by such of the Reference Banks as may quote such rate to the Corporation (and notified to the Calculation Agent in writing by the Corporation) at or about 11.00 a.m. (Singapore time) on the next Business Day after the fourth Business Day prior to the relevant redemption date; provided that, in each case, in the event such rate is less than zero, the SGD Swap Rate shall be deemed to be zero per cent. per annum.

(y)	“SGX-ST” means Singapore Exchange Securities Trading Limited.

(z)	“Superintendent” means the Superintendent of Financial Institutions, appointed pursuant to the Office of the Superintendent of Financial Institutions Act (Canada).

(aa)	“Supplement” means this First Supplemental Indenture made as of the date hereof, together with all schedules hereto.

(bb)	“Tax Act” means the Income Tax Act (Canada).

(cc)	“Tax Event” has the meaning attributed to such term in Section 4.4 of this First Supplemental Indenture.

(dd)	“Total Available Capital” means total available capital as calculated under the MCCSR.

(ee)	“U.S. Person” means a U.S. Person as defined in Regulation S under the U.S. Securities Act.

(ff)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

ARTICLE 2

AMENDMENTS TO PRINCIPAL INDENTURE

2.1 Amendments

(a)	For the purposes of this First Supplemental Indenture only, the following definitions in Section 1.1 of the Principal Indenture are hereby amended as follows:

(i)	The definition of “Book-Entry Securities” in Section 1.1.5 of the Principal Indenture is hereby deleted in its entirety and replaced by the words “means the Notes held through the Book-Entry System as described in Section 4.3 of this First Supplemental Indenture; provided that after the occurrence of an event whereupon book-entry transfers are no longer permitted and Definitive Securities have been issued to holders of any Book-Entry Securities, such Book-Entry Securities shall be cancelled in accordance with the operating rules and procedures of the Book-Entry System”.

(ii)	The definition of “Book-Entry System” in Section 1.1.6 of the Principal Indenture is hereby deleted in its entirety and replaced by the words “means the record entry security transfer and pledge systems which are administered by each of Euroclear and Clearstream, Luxembourg in accordance with the operating rules and procedures of the securities settlement services of Euroclear and Clearstream, Luxembourg in force from time to time and any successor system thereof”.

(iii)	The definition of “Business Day” in Section 1.1.7 of the Principal Indenture is hereby deleted in its entirety and replaced by the words “means a day other than a Saturday or Sunday or a public holiday on which commercial banks and foreign exchange markets are open for business in Toronto, Canada; London, UK; and Singapore”.

(iv)	The definition of “Participant” in Section 1.1.33 of the Principal Indenture is hereby deleted in its entirety and replaced by the words “means a broker, dealer, bank or other financial institution or other Person who is a participant in the depository service of either Euroclear or Clearstream, Luxembourg for whom Euroclear or Clearstream, Luxembourg effects book-entry transfers under the Book-Entry System”.

(b)	For the purposes of this First Supplemental Indenture only, Section 7.3 of the Principal Indenture is hereby amended such that the words “or the Agents” are added after the word “Trustee” in each of the third and fourth lines of Section 7.3 of the Principal Indenture.

(c)	For the purposes of this First Supplemental Indenture only, Section 10.8 of the Principal Indenture is hereby amended such that the reference to “$1,000” is hereby deleted in its entirety and replaced by the words “S$250,000”.

2.2 Payments

(a)	The Corporation will, by no later than 8:00 a.m. (London time) one Business Day before each date on which any payment in respect of the Notes becomes due, transfer or procure to be transferred in the manner provided for in Section 2.2(e) to the Principal Paying Agent or to its order such amount as may be required for the purposes of such payment. The Corporation will confirm to the Principal Paying Agent by 8:00 a.m. (London time) two Business Days before the due date for any such payment that irrevocable instructions have been issued by it for such payment to be made to the Principal Paying Agent. Such confirmation shall be by email and shall include the contact details of the bank through which such payment is to be made. In this Section 2.2, the date on which a payment in respect of the Notes becomes due means the first date on which the Holder of a Note could claim the relevant payment by transfer to an account under the terms of the Notes, but disregarding the necessity for it to be a business day in any particular place of presentation.

(b)	The Corporation shall procure that on or before 8:00 a.m. (London time) two Business Days prior to each due date for payment of principal, premium, if any, interest and/or default interest (if any), the bank through which such payment is to be made will send to the Principal Paying Agent confirmation that it has received from the Corporation an irrevocable instruction to make the relevant payment.

(c)	The Principal Paying Agent shall forthwith notify each of the Trustee and the Corporation in writing if it has not by the due date for any payment due in respect of the Notes received the full amount so payable on such date.

(d)

If payment of any amount is received by the Principal Paying Agent later than the due date for payment of such amount to the Holders, the Principal Paying Agent shall as soon as practicable after receipt thereof give notice to the Trustee and, if requested by the Trustee, the Holders, that such payment has been made. However, unless and until the full amount of any such payment due has been made to the Principal Paying Agent, the

Principal Paying Agent will not be bound to make such payments under this Section 2.2. Nothing herein should be construed as to require the Principal Paying Agent to advance its own funds or incur such risks in the performance of its duties hereunder.

(e)	All sums payable to the Principal Paying Agent hereunder will be paid in Singapore dollars and in immediately available or same day funds to such account with such bank as the Principal Paying Agent may from time to time notify the Corporation in writing.

2.3 Fees, Indemnity and Rights of the Agents

(a)	The Corporation covenants that it will pay to the Principal Paying Agent reasonable remuneration for the Agents’ services hereunder and will pay or reimburse all costs, charges and expenses properly incurred by each Agent in connection with the services to be performed by the Agents under the Indenture and the terms of the Notes (including reasonable fees and disbursements of its legal counsel and all other agents not regularly in its employ), on demand by the relevant Agent, and also (in addition to any right of indemnity given to the Agents by law) will at all times keep each Agent indemnified against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted by such Agent (other than through negligence of such Agent) in any way relating to the Indenture. The Principal Paying Agent will be responsible for distributing the remuneration of the Agents and their relevant costs and expenses as soon as practicable upon receipt of the moneys therefor from the Corporation.

(b)	Any amount due under Section 2.3(a) and unpaid 30 days after written demand for such payment shall bear interest from the expiration of such 30 day period at a rate per annum equal to the prevailing rate set by the Principal Paying Agent as its prime rate for commercial loans in Canadian funds at Toronto. After default all amounts so payable and the interest thereon shall be payable out of any funds coming into possession of the Agents in priority to any payment of the principal of, premium, if any, and interest on the Notes.

(c)	In addition to the reports, certificates, opinions, statutory declarations and other evidence required by the Indenture, the Corporation shall furnish to the Agents such additional evidence of compliance with any provisions thereof, and in such form, as may be prescribed by Indenture Legislation or as the Agents may reasonably require by written notice to the Corporation.

(d)	An Agent will not be in contravention of the provisions of the Indenture if it acts and relies in good faith as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, certificates or other evidence referred to in Section 2.3(c) provided that such Agent examines the same and determines that such evidence complies with the applicable requirements of the Indenture and of Indenture Legislation. Such Agent shall be entitled to rely and act on the genuineness and authenticity of any such writing submitted to it. It shall not be necessary for any Agent to ascertain whether or not the persons who have executed, signed or otherwise issued the documents have authority to do so or that they are the same persons named therein.

(e)

Each Agent may employ or retain such other agents as it may reasonably require for the proper determination and discharge of its duties hereunder, including without limitation, counsel, auditors, accountants, appraisers or other experts or advisers, whose qualifications give authority to any opinion or report made by them, and may pay their reasonable fees and disbursements and, may act and rely on the opinion or advice of or information obtained from any such counsel, auditor, accountant, appraiser or other expert or adviser without liability. Any remuneration so paid by an Agent shall be paid to the Principal Paying Agent in accordance with this Section 2.3. None of the Agents shall be liable for any action taken, suffered or omitted by any counsel, auditors, accountants, appraisers or other experts or advisers appointed in good faith and with due care by the Agents and shall not be liable for any action taken, suffered or omitted by any other agents appointed by the Agents except in the event of the negligence or willful misconduct or bad faith of the Agents.

(f)	Each Agent may buy, sell, lend upon and deal in the Notes or other securities of the Corporation, either with the Corporation or otherwise, and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

(g)	No Agent shall be required to give any bond or security in respect of the execution of the trusts and powers of the Indenture or otherwise in respect of the Indenture.

(h)	It is expressly declared and agreed as follows:

(i)	no Agent shall be liable for or by reason of any statements of fact or recitals in the Indenture or in the Notes or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(ii)	nothing herein contained shall impose any obligation on the Agents to see to or to require evidence of the registration or filing (or renewal thereof) of the Indenture or any instrument ancillary or supplemental thereto;

(iii)	the Agents shall not be bound to give notice to any Person or Persons of the execution hereof;

(iv)	the Agents shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of the agents of the Corporation;

(v)	no Agent shall be liable for any action taken or omitted by it, or any action suffered by it except in the event of negligence, the willful misconduct or bad faith of such Agent;

(vi)	the Corporation indemnifies and saves harmless each Agent and its respective officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever brought against such Agent or which it may suffer or incur as a result of or arising out of the performance of their respective duties and obligations under the Indenture, including any and all legal fees and disbursements of whatever kind or nature, except in the event of the negligence or willful misconduct or bad faith of any Agent. It is understood and agreed that this indemnification shall survive the termination or discharge of the Indenture or the resignation or removal of any Agent;

(vii)	no Agent or any Person related to any Agent will be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation;

(viii)	no Agent shall be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall any Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Agents and in the absence of any such notice the Agents may for all purposes of the Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given the Agents to determine whether or not the Agents shall take action with respect to any default;

(ix)	the Corporation shall provide to the Principal Paying Agent, for distribution to the other Agents, an incumbency certificate setting out the names and sample signatures of persons authorized to give instructions to the Agents hereunder. The Agents shall be entitled to rely on such certificate until a revised certificate is provided to them hereunder. The Agents shall be entitled to refuse to act upon any instructions given by a party which are signed by any person other than a person described in the incumbency certificate provided to it pursuant to this Section 2.3;

(x)	no Agent shall be liable for any consequential, punitive or special damages of any kind whatsoever (including, but not limited to, loss of business, goodwill, opportunity or profit) irrespective of whether any Agent has been advised of the likelihood of such loss or damage and regardless of the form of action; and

(xi)	no Agent shall incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder resulting from any occurrence beyond the control of such Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, loss or malfunctions of utilities, computer or communication services or the unavailability of any wire or facsimile or other wire or communication facility) occurring after the date of the Indenture or from any breach of the Indenture by the Corporation.

(i)	An Agent may resign from its role hereunder and thereupon be discharged from all further duties and liabilities hereunder by giving to the Corporation 90 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. In the event of an Agent resigning as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new agent hereunder; failing such appointment by the Corporation, at the expense of the Corporation the retiring Agent hereunder may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct, for the appointment of a new agent hereunder. No resignation or termination of the appointment of the Principal Paying Agent shall take effect until a new Principal Paying Agent (which shall be a bank or trust company) has been appointed with respect to the Notes.

(j)	The Corporation may at any time, with the prior written approval of the Trustee, appoint additional Paying Agents or Transfer Agents and/or terminate the appointment of any Agent by giving to the Principal Paying Agent and the Agent concerned at least 60 days’ notice to that effect, which notice shall expire at least 30 days before or after any due date for payment of any Notes. Upon any letter of appointment being executed by or on behalf of the Corporation and any Person appointed as an Agent, such Person shall become a party to this First Supplemental Indenture as if originally named in it and shall act as such Agent in respect of the Notes.

(k)	Any corporation into which an Agent may be merged or with which it may be consolidated or amalgamated, or any corporation resulting from any merger, consolidation or amalgamation to which an Agent shall be a party shall be the successor Agent under this First Supplemental Indenture without the necessity of the execution of any instrument or any further act.

(l)	Any notice to an Agent under the provisions of the Indenture shall be valid and effective if delivered personally to, by facsimile or if given by registered mail, postage prepaid, addressed to, in the case of the Principal Paying Agent or Calculation Agent, The Bank of New York Mellon, London Branch at One Canada Square, London E14 5AL, United Kingdom, Attention: Corporate Trust ITS Bonds, fax number: +44 1202 689600 and, in the case of the Registrar or the Transfer Agent, The Bank of New York Mellon (Luxembourg) S.A., Vertigo Building-Polaris, 2-4 rue Eugène Ruppert, L-2453 Luxembourg, Attention: International Corporate Trust, fax number: +352 2452 4204, and shall be deemed to have been given on the date of delivery, the Business Day immediately following the date such notice has been sent by facsimile or on the third Business Day after such letter has been mailed, as the case may be. An Agent may from time to time notify the Corporation of a change in address which thereafter, until changed by further notice, shall be the address of such Agent for all purposes of the Indenture. Any notice delivered pursuant to this Section 2.3(l) shall be sent concurrently to the Trustee in accordance with the Indenture and to The Bank of New York Mellon, Singapore Branch, One Temasek Avenue, #03-01 Millenia Tower, Singapore 039192, Attention: Global Corporate Trust, fax no: + 65 6883 0338.

(m)	Each Agent shall be entitled to treat a facsimile, pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to such Agent (“Electronic Methods”) from a person purporting to be (and whom such Agent, acting reasonably, believes in good faith to be) the authorized representative of the Corporation, as sufficient instructions and authority of the Corporation for such Agent to act and shall have no duty to verify or confirm that person is so authorized. No Agent shall have any liability for any losses, liabilities, costs or expenses incurred by it as a result of such reliance upon or compliance with such instructions or directions. The Corporation agrees: (i) to assume all risks arising out of the use of Electronic Methods to submit instructions and directions to the Agents including the risk of the Agents acting on unauthorized instructions and the risk of interception or misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting instructions to the Agents and that there may be more secure methods of transmitting instructions than the method(s) selected by the Corporation; and (iii) that the security procedures (if any) to be followed in connection with its transmission of instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.

2.4 Appointments

(a)	Pursuant to Section 2.8.1 of the Principal Indenture, the Corporation has initially appointed the Registrar and the Transfer Agent to act at their specified offices as branch registrar and transfer agent in relation to the Notes in accordance with the provisions of the Indenture and upon the terms and subject to the conditions contained in the Indenture.

(b)	The Corporation has initially appointed the Principal Paying Agent and the Calculation Agent to act at their specified offices as principal paying agent, calculation agent and a Paying Agent in relation to the Notes in accordance with the provisions of the Indenture and upon the terms and subject to the conditions contained in the Indenture.

(c)	Each Agent accepts its appointment as agent of the Corporation, and for the purpose of Section 2.5 only, as agent of the Trustee, in relation to the Notes on the terms set out in the Indenture. Each Agent shall perform the duties required of it by the terms of the Notes and the Indenture. No Agent shall be obliged to perform additional duties set out in any amended terms of the Notes or Indenture unless it shall have previously agreed in writing to perform such duties. The obligations of the Agents are several and not joint.

2.5 Agents to act for Trustee

The Agents shall, on notice in writing by the Trustee made at any time after an Event of Default has occurred and until notified in writing by the Trustee to the contrary, so far as permitted by applicable law:

(a)	act as agents of the Trustee under the Indenture and the Notes on the terms of the Indenture (with consequential amendments as necessary and except that the Trustee’s liability under the Indenture for the indemnification, remuneration and expenses of the Agents will be limited to the amounts for the time being held by the Trustee in respect of the Notes on the terms of the Indenture) and thereafter to hold all Book-Entry Securities, Definitive Securities and all moneys, documents and records held by them in respect of the Notes to the order of the Trustee; and/or

(b)	deliver all Book-Entry Securities, Definitive Securities and all moneys, documents and records held by them in respect of the Notes to the Trustee or as the Trustee directs in such notice or subsequently, provided that this Section 2.5(b) shall not apply to any documents or records which the relevant Agent is obliged not to release by any law or regulation to which it is subject.

2.6 Notices of change of the Trustee

The Corporation shall forthwith notify the Agents in writing of any change in the Person or Persons comprising the Trustee.

2.7 Duties of the Transfer Agent in Respect of Transfers

If and to the extent specified by the terms of the Notes and in accordance therewith and the terms of the Indenture or if otherwise requested in writing by the Corporation, the Transfer Agent will:

(a)	receive requests for the transfer of Notes, inform the Registrar, forward the deposited Book-Entry Securities or Definitive Securities to the Registrar and assist in the issue of a new Book-Entry Security or Definitive Security in accordance with the Regulations referred to in Section 2.8 and in particular forthwith notify the Registrar of (1) the name and address of the holder of the Note, (2) the identifying number of the relevant Book-Entry Security or Definitive Security, (3) (where not all Notes in respect of which a Book-Entry Security or Definitive Security was issued are to be transferred) the number of Notes transferred and their identifying numbers and (4) the name, address and account for payments (if any) of the transferee to be entered on the Register;

(b)	keep the Registrar informed of all transfers; and

(c)	carry out such other acts as may be necessary to give effect to the terms of the Notes and the other provisions of the Indenture.

2.8 Duties of the Registrar

(a)	The Registrar shall maintain a branch register of Holders (the “Note Register”) in accordance with the Indenture, the terms of the Notes and any other terms agreed between the Corporation, the Trustee and the Registrar (the “Regulations”). The Registrar shall during normal business hours in the city of its specified office (having been given reasonable written notice) make the Note Register available to the Corporation, the Trustee, the other Agents or any Person authorised by any of them for inspection and for the taking of copies thereof or extracts therefrom and the Registrar shall deliver to such Persons all such lists of Holders, their addresses, registered accounts, holdings and other details as they may request.

(b)	The Registrar will comply with the proper requests of the Corporation and the Trustee with respect to the maintenance of the Note Register and will provide to the Corporation and the Trustee and other Agents such information with respect thereto as may be reasonably requested in writing by the Corporation or may be required by the Trustee or the other Agents for the proper performance of their respective duties.

(c)	The Registrar will receive requests for the transfer of Notes and will also receive Book-Entry Securities deposited with the Agents for transfer, effect the necessary entries, authenticate and issue new Book-Entry Securities in accordance with the Regulations and deliver the new Notes to the relevant Agent.

(d)	The Registrar shall provide to the Corporation and the Trustee notice of any change in the place where the Note Register is kept or of any discontinuance of the Note Register within seven Business Days of such change or discontinuance.

(e)	The Registrar is under no obligation to enquire as to the residency or status of a Holder or a potential Holder.

ARTICLE 3

ISSUE OF SUBORDINATED NOTES

3.1 Form, Terms and Authentication and Delivery of the 3.85% Subordinated Notes.

The series of Debentures authorized to be issued from time to time hereunder, as one series, are designated the “S$500,000,000 3.85% Subordinated Notes due 2026”. The Notes may be issued by the Corporation from time to time in an unlimited aggregate principal amount. Notes shall be delivered to the Trustee on the respective terms set out in Article 5 and, subject to compliance with the provisions of Section 2.2.1 of the Principal Indenture, shall be authenticated by or on behalf of the Registrar by a certificate substantially in the forms specified on Schedule A (in the case of Book-Entry Securities) and specified on Schedule B (in the case of Definitive Securities) and in each case delivered by the Registrar upon receipt of the Written Order of the Corporation. For greater certainty, the authentication of the Notes by or on behalf of the Registrar in accordance with Section 4.1(m) shall constitute certification of the Notes for purposes of Section 2.5 of the Principal Indenture.

ARTICLE 4

TERMS OF THE NOTES

4.1 Designation and Issue.

In accordance with the Principal Indenture the Corporation is authorized to issue under this First Supplemental Indenture the Notes as a series of Debentures, which will have the respective terms set out in this Section 4.1 in addition to the terms set out in the Principal Indenture.

(a)	Principal Amount. The initial principal amount of the Notes which may be issued under this First Supplemental Indenture is S$500,000,000. The Corporation may, at its option, reopen this series of Debentures in accordance with the provisions of Section 2.2.3 of the Principal Indenture.

(b)	Issue Date. The Notes will be dated May 25, 2016 (regardless of their actual date of issue) (the “Issue Date”).

(c)	Fixed Rate of Interest.

(i)	The Notes will bear interest from the date of issue to but excluding May 25, 2021 at a fixed annual rate of 3.85% payable in semi-annual installments on May 25 and November 25 of each year, with the first interest payment due on November 25, 2016 and the last interest payment due on May 25, 2021.

(ii)	The Notes will bear interest from and including May 25, 2021 to but excluding May 25, 2026 at a fixed rate of interest equal to the 5-year SGD Swap Rate plus 1.97% payable in semi-annual installments on May 25 and November 25 of each year, commencing November 25, 2021. The Corporation shall provide to the Trustee in writing its interest calculation in respect of such period.

(d)	Calculation of Interest. Interest will be calculated on the basis of a year of 365 days.

(e)	Stated Maturity Date. The Notes will mature on May 25, 2026.

(f)	Denominations. The Notes will be issued in minimum denominations of S$250,000 and integral multiples thereof, subject as provided in accordance with clause (k) below.

(g)	Payment of Principal and Interest. All payments of principal, premium, if any, and interest required to be paid in respect of the Notes will be paid in Singapore dollars. The payment of principal and premium, if any, will be payable against surrender by the respective Holders thereof of the Notes at the specified office of the Principal Paying Agent. Payments of principal, premium, if any, and interest in respect of each Note will be made by transfer to the registered account of the Holder or by Singapore dollar cheque drawn on a bank (nominated in writing to the Principal Paying Agent by the Holder) that processes payments in Singapore dollars mailed to the registered address of the Holder if it does not have a registered account, provided that the nomination is received by the Principal Paying Agent not later than 10 Business Days before any date on which payment is scheduled.

For the purposes of this Section 4.1(g), a Holder’s “registered account” means the Singapore dollar account maintained by or on behalf of it with a bank that processes payments in Singapore dollars, details of which appear on the Note Register at the close of business on the relevant Record Date, and a Holder’s “registered address” means its address appearing on the Note Register at that time.

As long as the Notes are Book-Entry Securities and are registered in the name of a nominee for the common depository for Euroclear and Clearstream, Luxembourg, the principal, premium, if any, and interest from time to time payable in respect thereof shall be made to, or to the order of, the Person whose name is entered in the Note Register maintained by the Registrar at the close of the business on the relevant Record Date, and the receipt of such Holder therefor shall be a valid discharge to the Trustee, any registrar of Notes and the Corporation, who shall be entitled to rely upon Euroclear, Clearstream, Luxembourg and the Participants to ensure that funds are advanced to beneficial holders of Notes.

(h)	Redemptions. The Corporation may, at its option, redeem the Notes, with the prior approval of the Superintendent, in accordance with the provisions of Article 3 of the Principal Indenture and on not less than 30 nor more than 60 days’ prior notice to the applicable Holder, in whole, but not in part, on May 25, 2021 and thereafter on each interest payment date at a redemption price equal to par, together with accrued and unpaid interest to but excluding the date of redemption.

(i)	Defeasance. On or after May 25, 2021, the Corporation may, at its option, elect, with the prior approval of the Superintendent, to be released from the terms of the Indenture relating to the outstanding Notes in accordance with the provisions of Article 8 of the Principal Indenture.

(j)	Amendments Affecting Capital Treatment. Each of the Corporation and the Trustee agrees, and each Holder of a Note, by such Holder’s acceptance thereof, likewise agrees, not to make any changes to this Indenture or the Notes, without, but may from time to time with, the prior approval of the Superintendent, which might affect the classification afforded the Notes from time to time for capital adequacy purposes pursuant to the Insurance Companies Act (Canada) or the MCCSR.

(k)	Currency. The Notes will be issued in Singapore Dollars.

(l)	Place of Payment. Payments of principal, premium, if any, and interest on each registered interest bearing Note shall be made in Singapore Dollars at the specified office of the Principal Paying Agent.

(m)	Authentication. Upon receipt by the Trustee and the Registrar of the documents and instruments required pursuant to this First Supplemental Indenture, the Registrar shall authenticate the Notes and cause the Notes to be delivered in accordance with the Written Order of the Corporation.

4.2 Form of Notes

The Notes will be issuable as registered Notes initially in the form of a single Book-Entry Security substantially in the form as set out in Article 5 deposited with The Bank of New York Mellon, London Branch, as the common depository for Euroclear and Clearstream, Luxembourg, for their respective Participants and registered in the name of a nominee (which on the date of issue of the Notes will be The Bank of New York Depository (Nominees) Limited) for such common depository.

4.3 Execution and Delivery of Book Entry Securities.

(a)	Registrations of ownership and transfer of the Notes will be made only through the Book-Entry System and its Participants in accordance with the rules and procedures of Euroclear, Clearstream, Luxembourg and its direct and indirect Participants. For greater certainty, notwithstanding Sections 2.9.3 and 2.15 of the Principal Indenture, the rights of holders of any beneficial interest in the Notes, including rights to payments, distributions and notices, under the Book-Entry System will be governed by this Section 4.3 of this First Supplemental Indenture.

(b)	It is expressly acknowledged that any such registrations of ownership and transfers of such Notes, or interests of Participants therein, will be made by Euroclear and/or Clearstream, Luxembourg only through the Book-Entry System in accordance with Euroclear and Clearstream, Luxembourg’s policies and procedures.

(c)	Notwithstanding Section 2.15.3 of the Principal Indenture, if the Book-Entry System is closed for business for a continuous period of 14 calendar days (other than by reason of legal holidays) or announces an intention permanently to cease business:

(i)	the Trustee shall notify Euroclear and Clearstream, Luxembourg and shall request Euroclear and Clearstream, Luxembourg to notify the Participants of the availability of Definitive Securities;

(ii)	the Trustee shall request the Registrar to request Euroclear and Clearstream, Luxembourg to deliver the Book-Entry Securities to the Registrar and the Registrar shall thereupon reduce the holdings of Euroclear and Clearstream, Luxembourg on the Note Register to nil in respect of the Notes represented by the Book-Entry Securities;

(iii)	the Corporation shall issue or cause to be issued, in accordance with and subject to the provisions of the Indenture, in exchange for the Book-Entry Securities, Definitive Securities in an aggregate amount equal to the amount of the Book-Entry Securities registered in the names of the Participants as advised by Euroclear and Clearstream, Luxembourg in accordance with their proportionate interest in the Book-Entry Securities as recorded in the records of Euroclear and Clearstream, Luxembourg; and

(iv)	after such replacement of the Book-Entry Securities with Definitive Securities, all payments in respect of Definitive Securities shall be made to the Holders thereof in accordance with the terms and conditions of the Definitive Securities and the provisions of the Indenture and in all other respects such holders shall be the Holders thereof for all purposes hereunder.

(d)	All reasonable expenses of the Trustee, the Agents and Euroclear and Clearstream, Luxembourg relating to Section 4.3 of this First Supplemental Indenture shall be paid by the Corporation.

(e)	It is hereby acknowledged that in making the determination as to the percentage interest of a Participant in a Book-Entry Security, the Trustee and each Agent, if applicable, shall be entitled to rely solely upon the records therefor maintained by either Euroclear or Clearstream, Luxembourg, as the case may be, and confirmed in writing to the Trustee by either Euroclear and Clearstream, Luxembourg, as the case may be.

(f)	None of the Corporation, the Trustee or any Agent shall be responsible for any actions, inactions or omissions on the part of either Euroclear or Clearstream, Luxembourg and/or the Participants under the Indenture or under any agreements, service rules or procedures entered into between either Euroclear or Clearstream, Luxembourg and each Participant nor shall it be liable to Holders or beneficial holders of Notes for any such actions, inactions or omissions by either Euroclear or Clearstream, Luxembourg and/or the Participants which adversely affect a Person’s beneficial interest in Notes.

(g)	Notes represented by a Book-Entry Security are exchangeable and transferable only in accordance with, and subject to, the provisions hereof and the rules and operating procedures of Euroclear and Clearstream, Luxembourg.

(h)	Exchanges may be made upon presentation of the Book-Entry Security at the office of the Registrar at Vertigo Building, Polaris, 2-4 rue Eugène Ruppert, L-2453, Luxembourg by the Holder of it on any day (other than a Saturday or Sunday) on which banks are open for general business in Luxembourg. The aggregate nominal amount of Definitive Securities issued upon an exchange of a Book-Entry Security will be equal to the aggregate nominal amount of such Book-Entry Security. On an exchange in whole of a Book-Entry Security, such Book-Entry Security shall be surrendered to the Registrar.

(i)	Until the exchange of the whole of a Book-Entry Security as aforesaid, the Holder shall in all respects be entitled to the same benefits as if it were the Holder of Definitive Securities. Subject as provided in the Indenture, each Person who is for the time being shown in the records of Euroclear and/or Clearstream, Luxembourg as entitled to a particular principal amount of the Notes represented by a Book-Entry Security (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of such Notes standing to the account of any Person shall be conclusive and binding for all purposes save in the case of manifest error) shall be deemed to be the Holder of such principal amount of such Notes for all purposes other than with respect to payments of principal, premium, if any, and interest on the Notes for which purpose the Holder of a Book-Entry Security shall be deemed to be the Holder of such principal amount of the Notes in accordance with and subject to the terms of a Book-Entry Security and the Indenture.

(j)	In considering the interests of the Holders while a Book-Entry Security is registered in the name of a nominee for the common depositary of Euroclear and/or Clearstream, Luxembourg, the Trustee may, to the extent it considers it appropriate to do so in the circumstances but without being obliged to do so, (a) have regard to any information provided to it by Euroclear and/or Clearstream, Luxembourg as to the identity (either individually or by category) of its Participants with entitlements to the relevant Notes and (b) consider such interests as if such Participants were the Holders of the Notes.

(k)	For the purposes of enforcement of the provisions of the Indenture against the Trustee, the Persons named in a certificate of the Holder of the Notes in respect of which a Book-Entry Security is issued shall be recognized as the beneficiaries of the trusts set out in the Indenture to the extent of the principal amount of their interest in the Notes set out in such certificate as if they were themselves the Holders of the Notes in such principal amounts.

(l)	Transfers of interests in the Notes will be effected through the records of Euroclear and Clearstream, Luxembourg (or any alternative clearing system) and their respective direct and indirect participants. No transfer of a Note represented by a Book-Entry Security may be required to be effected during the period from and including the relevant Record Date to and including the date of payment of principal, premium, if any, or interest, as applicable, on such Note.

(m)	A Book-Entry Security shall not be valid unless authenticated by the Registrar.

4.4 Tax Redemption.

The Notes will be subject to redemption in whole, but not in part, at the option of the Corporation, with the prior approval of the Superintendent, at any time, on not less than 30 nor more than 60 days’ prior written notice, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to, but excluding, the redemption date, in the event that, as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any province, territory or political subdivision thereof), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, or judicial decision interpreting such laws or regulations, which amendment, change or judicial decision is announced or becomes effective on or after the date such Notes are offered and sold, (i) the Corporation has become or would become obligated to pay, on the next date on which any amount would be payable with respect to any such Notes, any Additional Amounts (as defined below), or (ii) payments of interest on the Notes would be treated as dividends within the meaning of the Tax Act or any other act in respect of or relating to Canadian taxation or would otherwise be considered as payments of a type that are non-deductible for Canadian income tax purposes, and the Corporation cannot avoid the foregoing in connection with the Notes by taking measures reasonably available to it; provided, in each case, that such amendment or change was not reasonably foreseeable by the Corporation as at the Issue Date (each, a “Tax Event”). In respect of the foregoing, for avoidance of doubt, reasonable measures do not include a change in the terms of the Notes or a substitution of the debtor. No redemption shall be made pursuant to this paragraph unless:

(a)	the Corporation shall have received an opinion of counsel that a Tax Event has occured;

(b)	the Corporation shall have delivered to the Trustee an officer’s certificate stating that the Corporation is entitled to redeem such Notes pursuant to the terms of such Notes; and

(c)	at the time such notice of redemption is given, such Tax Event is continuing.

4.5 Regulatory Event Redemption.

If a Regulatory Event (as defined below) has occurred and is continuing, the Notes will be subject to redemption in whole, but not in part, at the option of the Corporation, with the prior approval of the Superintendent, at any time, on not less than 30 nor more than 60 days’ prior written notice, at a redemption price equal to the Early Redemption Amount (as defined below) if redeemed prior to May 25, 2021 or at par thereafter together with accrued and unpaid interest thereon to, but excluding, the redemption date.

“Early Redemption Amount” means the greater of:

(a)	par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption; and

(b)	the Make Whole Amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

A “Regulatory Event” is deemed to have occurred on the date specified in a letter from the Superintendent to the Corporation on which the Notes will no longer be recognized in full as eligible Tier 2B capital of the Corporation or included as risk-based Total Available Capital on a consolidated basis, such date falling on a day on or after the Issue Date, excluding, for the avoidance of doubt, non-recognition or non-inclusion solely by virtue of the Corporation already having in issue securities with an aggregate principal amount up to or in excess of the limit of Tier 2B capital permitted from time to time by OSFI or solely as a result of any discounting requirements as to the eligibility of the Notes for such inclusion pursuant to the relevant requirements issued by OSFI; provided that such non-recognition or non-inclusion was not reasonably foreseeable by the Corporation as at the Issue Date.

4.6 Additional Amounts.

(a)	All payments made by or on behalf of the Corporation under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province, territory or political subdivision thereof, or by any authority or agency therein or thereof having power to tax (“Relevant Taxes”), except to the extent required by law or by the interpretation or administration thereof. If the Corporation is so required to withhold or deduct any amount for or on account of such Relevant Taxes from any payment made under or with respect to the Notes, the Corporation will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will be equal to the amount such Holder would have received if such Relevant Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable in respect of any Notes for or on account of:

(i)	any Relevant Tax imposed by reason that such Holder or beneficial owner of the Notes or other Person entitled to payment under the Notes does not deal at arm’s length within the meaning of the Tax Act with the Corporation or is, or does not deal at arm’s length with any Person who is, a “specified shareholder” of the Corporation (as defined in subsection 18(5) of the Tax Act);

(ii)	any Relevant Tax that would not have been imposed if the Holder, or the beneficial owner, of the Notes complied with the Corporation’s request to provide information concerning his, her or its nationality, residence or identity or to make a declaration, claim or filing or satisfy any requirement for information or reporting that is required to establish the eligibility of the Holder, or the beneficial owner, of the Notes to receive the relevant payment without (or at a reduced rate of) withholding or deduction for or account of any such Relevant Tax;

(iii)	any Relevant Tax that would not have been imposed but for the fact that the Holder, or the beneficial owner, of the Notes (or any fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Canada or any province, territory or political subdivision thereof, or otherwise had some connection with Canada or any province, territory or political subdivision thereof, other than merely holding such Notes, or receiving payments under such Notes;

(iv)	any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax with respect to the Notes;

(v)	any Relevant Tax that is levied or collected otherwise than by withholding from payments on or in respect of the Notes;

(vi)	any withholding or deduction imposed pursuant to or in connection with (i) Sections 1471 to 1474 of the United States Internal Revenue Code of 1986, or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) any agreements (including intergovernmental agreements) with respect thereto, or (iii) any treaty, law, regulation, or official interpretation enacted by Canada or any other governmental authority implementing any of the foregoing; or

(vii)	any combination of the foregoing.

In addition, the Corporation will not pay Additional Amounts to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment subject to the Relevant Tax, to the extent such payment would, under the laws of Canada or any province, territory or political subdivision thereof, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to Additional Amounts had it been the Holder of the Notes.

(b)

If the Corporation is required by law or by the interpretation or administration thereof to withhold or deduct any Relevant Taxes from any payment under or with respect to the Notes, the Corporation will (i) make such withholding or deduction and (ii) remit the full amount so deducted or withheld to the relevant authority in accordance with applicable law. The Corporation will furnish to the Holders, within 30 days after the date the payment of any Relevant Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by the Corporation.

(c)	If the Corporation is required by law or by the interpretation or administration thereof to withhold or deduct any Relevant Taxes from any payment under or with respect to the Notes for which the Corporation would then have been required to pay Additional Amounts under paragraph (a) of this Section 4.6 and fails to so withhold or deduct, the Corporation will indemnify and hold harmless each Holder for the amount of (i) such Relevant Taxes levied or imposed on and paid by such Holder, (ii) any liability (including penalties, interest and expenses) arising from such Relevant Taxes, and (iii) any Relevant Taxes imposed with respect to any payment under clauses (i) or (ii) of this paragraph (c) of this Section 4.6.

(d)	At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Corporation is aware that it will be obligated to pay Additional Amounts with respect to such payment, the Corporation will deliver to the Trustee an officer’s certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and setting forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date.

(e)	Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 4.6 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(f)	If the Corporation shall have completed any transaction permitted pursuant to Section 9.1 of the Principal Indenture whereby the successor Person is organized under the laws of a country other than Canada or the United States or any of their respective political subdivisions, all references in this Section 4.6 to Canada and its political subdivisions shall be deemed to be references to both Canada and the country in which such successor Person is organized or resident (or deemed resident for tax purposes) and their respective political subdivisions.

ARTICLE 5

FORM OF NOTES

5.1 S$500,000,000 3.85% Subordinated Notes due 2026.

The English language version of the Book-Entry Securities representing the Notes and the registration panel for a Note shall be substantially in the respective form set forth in Schedule A and the English language version of the Definitive Securities representing the Notes and the registration panel for a Note shall be substantially in the respective form set forth in Schedule B.

ARTICLE 6

SUNDRY PROVISIONS

6.1 Acceptance of Trust.

The Trustee hereby accepts the trusts in this First Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

6.2 Notice to Euroclear or Clearstream, Luxembourg

(a)	For so long as all of the Notes are held as a Book-Entry Security on behalf of Euroclear and/or Clearstream, Luxembourg, notices to the Holders may be given by delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg (as the case may be) for communication to the Persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holders of such Notes. Any notice to Euroclear or Clearstream, Luxembourg under the provisions of this First Supplemental Indenture shall be deemed to have been given on the date of delivery of the notice to Euroclear or Clearstream, Luxembourg (as the case may be). So long as the Notes are listed on the SGX-ST and the SGX-ST listing rules so require, notices regarding the Notes will also be disclosed by the Corporation on the SGX-ST.

(b)	If the Trustee determines that mail service is or is threatened to be interrupted at the time when the Trustee is required or elects to give any notice to the Holders hereunder, the Trustee shall, notwithstanding the provisions hereof, give such notice by means of publication in The Business Times and The Asia Wall Street Journal, national edition, or any other English language daily newspaper or newspapers of general circulation in Singapore, once in each of two successive weeks, and any notice so published shall be deemed to have been given on the latest date on which the publication has taken place.

6.3 Counterparts and Formal Date.

This First Supplemental Indenture may be executed in several counterparts and delivered by facsimile or other electronic transmission, each of which so executed shall be deemed to be an original, and such counterparts together shall be deemed to bear the same date as the Issue Date.

6.4 Bail-in Legislation

Notwithstanding any other term of this First Supplemental Indenture or any other agreements, arrangements, or understanding between the parties hereto, each counterparty to a BRRD Party under this First Supplemental Indenture acknowledges, accepts, and agrees to be bound by:

(a)	the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any BRRD Party to it under this First Supplemental Indenture, that (without limitation) may include and result in any of the following, or some combination thereof:

(i)	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(ii)	the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the relevant BRRD Party or another person (and the issue to or conferral on it of such shares, securities or obligations);

(iii)	the cancellation of the BRRD Liability;

(iv)	the amendment or alteration of the amounts due in relation to the BRRD Liability, including any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(b)	the variation of the terms of this First Supplemental Indenture, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

- signature page follows -

IN WITNESS WHEREOF the parties hereto have executed this First Supplemental Indenture as of the Issue Date specified above.

MANULIFE FINANCIAL CORPORATION

By:	“Stephen B. Roder”
	Name:	Stephen B. Roder
	Title:	Senior Executive Vice President and Chief Financial Officer

By:	“Halina K. von dem Hagen”
	Name:	Halina K. von dem Hagen
	Title:	Executive Vice President, Treasury and Capital Management

(corporate seal)

BNY TRUST COMPANY OF CANADA

By:	“J. Steven Broude”
	Name:	J. Steven Broude
	Title:	Authorized Signatory

THE BANK OF NEW YORK MELLON, LONDON BRANCH

By:	“J. Steven Broude”
	Name:	J. Steven Broude
	Title:	Authorized Signatory

THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A.

By:	“J. Steven Broude”
	Name:	J. Steven Broude
	Title:	Authorized Signatory

[Signature page to First Supplemental Indenture]

SCHEDULE A – FORM OF BOOK-ENTRY SECURITY

Certificate No. 1

Unless this certificate is presented by an authorized representative of Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking S.A. (“Clearstream, Luxembourg”) to Manulife Financial Corporation (the “Corporation”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of The Bank of New York Depository (Nominees) Limited, or in such other name as is requested by an authorized representative of Euroclear and Clearstream, Luxembourg (and any payment is made to The Bank of New York Depository (Nominees) Limited or to such other entity as is requested by an authorized representative of Euroclear and Clearstream, Luxembourg), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, The Bank of New York Depository (Nominees) Limited, has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

THIS NOTE CONSTITUTES SUBORDINATED INDEBTEDNESS OF THE CORPORATION

MANULIFE FINANCIAL CORPORATION

(Existing under the Insurance Companies Act (Canada)),

3.85% SUBORDINATED NOTES

ISIN:	XS1405757631	Interest Calculation:	Actual / 365
Common Code:	140575763
Issue Date:	May 25, 2016	Registered Holder:	The Bank of New York Depository (Nominees) Limited

Maturity Date:	May 25, 2026	Principal Amount:	S$500,000,000

Interest Rate:	3.85% (0-5 years); 5-year SGD Swap Rate + 1.97% (5 years – maturity)
Interest Payment Dates:	May 25 and November 25

MANULIFE FINANCIAL CORPORATION (the “Corporation”) for value received hereby acknowledges itself indebted and promises to pay to the Holder hereof on the maturity date or on such earlier or later date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the above principal sum in Singapore dollars on presentation and surrender of this Note at the specified office of the Principal Paying Agent, and to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest has been paid or made available for payment, whichever is later, at the interest rate per annum set forth above calculated as set forth above, in like money; and should the Corporation at any time make default in the payment of any principal, premium, if any, or interest, to pay interest on the amount in default at the same rate, calculated as set forth above, in like money, at one of the said places, as selected by the Holder, and on the same dates. Whenever interest is computed on a basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of such interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

This Note is one of the Debentures of the Corporation, issued or issuable in one series under the provisions of the Trust Indenture made as of May 25, 2016 as supplemented by the First Supplemental Indenture made as of May 25, 2016 (the “First Supplemental Indenture” and, together with any further instruments or agreements in each case supplemental or ancillary thereto, the “Indenture”) made between the Corporation and BNY Trust Company of Canada (the “Trustee”). Reference is hereby expressly made to the Indenture for particulars of the rights of the Holders of the Notes and of the Corporation and of the Trustee in respect thereof and the terms and conditions upon which the Notes are issued or may be issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Note by acceptance hereof assents. Capitalized terms used but not defined herein have the meanings attributed to them in the Indenture. The S$500,000,000 3.85% Subordinated Notes due 2026 (the “Notes”), of which this is one, are issuable by the Corporation from time to time in an unlimited aggregate principal amount, subject to the terms and conditions of the Indenture. The aggregate principal amount of Debentures of other series which may be issued under the Indenture is unlimited, but such Debentures may be issued only upon the terms and subject to the conditions provided in the Indenture.

The indebtedness evidenced by this Note and all other debentures now or hereafter authenticated and delivered under the Indenture is subordinated and subject in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (as defined in the Indenture) and all Policy Liabilities (as defined in the Indenture) of the Corporation, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The Notes are direct obligations of the Corporation but are not secured by any mortgage, pledge, hypothec or other charge.

As long as the Notes are Book-Entry Securities and are registered in the name of a nominee for the common depository for Euroclear and Clearstream, Luxembourg, the principal, premium, if any, and interest from time to time payable in respect thereof shall be made to, or to the order of, the Person whose name is entered in the Note Register maintained by the Registrar at the close of the business on the relevant Record Date, and the receipt of such Holder therefor shall be a valid discharge to the Trustee, any registrar of Notes and the Corporation, who shall be entitled to rely upon Euroclear, Clearstream, Luxembourg and the Participants to ensure that funds are advanced to beneficial holders of Notes.

For so long as all of the Notes are held as a Book-Entry Security on behalf of Euroclear and/or Clearstream, Luxembourg, notices to the Holders may be given by delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg (as the case may be) for communication to the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holders of such Notes. Any notice to Euroclear or Clearstream, Luxembourg under the provisions of the First Supplemental Indenture shall be deemed to have been given on the date of delivery of the notice to Euroclear or Clearstream, Luxembourg (as the case may be). So long as the Notes are listed on the SGX-ST and the SGX-ST listing rules so require, notices regarding the Notes will also be disclosed by the Corporation on the SGX-ST.

If the Trustee determines that mail service is or is threatened to be interrupted at the time when the Trustee is required or elects to give any notice to the Noteholders hereunder, the Trustee shall, notwithstanding the provisions hereof, give such notice by means of publication in The Business Times and The Asia Wall Street Journal, national edition, or any other English language daily newspaper or newspapers of general circulation in Singapore, once in each of two successive weeks, and any notice so published shall be deemed to have been given on the latest date on which the publication has taken place.

The right is reserved to the Corporation to purchase or redeem Notes for cancellation in accordance with the provisions of the Indenture.

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The principal hereof may become or be declared due and payable before the stated maturity date in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of such Notes outstanding.

This Note has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, on the Note Register to be kept at the principal office of the Registrar by the Holder hereof or such Holder’s executors or administrator or other legal representatives, or such Holder’s attorney duly appointed by an instrument in form and substance satisfactory to the Registrar, and upon compliance with such reasonable requirements as the Registrar may prescribe.

The Indenture and the Notes shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

This Note shall not become obligatory for any purpose until it has been authenticated by the Registrar under the Indenture.

No transfer of this Note may be required to be effected during the period from and including the relevant Record Date to and including the date of payment of principal, premium, if any, or interest, as applicable, on this Note.

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IN WITNESS WHEREOF this Note has been duly executed as of the Issue Date specified above.

MANULIFE FINANCIAL CORPORATION

By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This Certificate is authenticated by or on behalf of the Registrar.

THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A.

as Registrar (without warranty, recourse or liability)

By:
Name:
Title:

Authorised Signatory

For the purposes of authentication only.

(FORM OF REGISTRATION PANEL)

REGISTRATION PANEL

(No writing hereon except by the Trustee or Registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

(FORM OF CERTIFICATE OF TRANSFER)

CERTIFICATE OF TRANSFER

To assign this Note, fill in the form below:

I or we assign and transfer this Note to

(Print or type assignee’s name, address and postal code)

(Insert assignee’s social insurance or security or tax identifying number)

and irrevocably appoint                  agent to transfer this Note on the books of the Corporation. The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

SCHEDULE B – FORM OF DEFINITIVE SECURITY

Certificate No. 1

THIS NOTE CONSTITUTES SUBORDINATED INDEBTEDNESS OF THE CORPORATION

MANULIFE FINANCIAL CORPORATION

(Existing under the Insurance Companies Act (Canada)),

3.85% SUBORDINATED NOTES

ISIN:	XS1405757631	Interest Calculation:	Actual / 365
Common Code:	140575763
Issue Date:	May 25, 2016	Registered Holder:	●
Maturity Date:	May 25, 2026	Principal Amount:	S$●

Interest Rate:	3.85% (0-5 years); 5-year SGD Swap Rate + 1.97% (5 years – maturity)
Interest Payment Dates:	May 25 and November 25

MANULIFE FINANCIAL CORPORATION (the “Corporation”) for value received hereby acknowledges itself indebted and promises to pay to the Holder hereof on the maturity date or on such earlier or later date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the above principal sum in Singapore dollars on presentation and surrender of this Note at the specified office of the Principal Paying Agent, and to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest has been paid or made available for payment, whichever is later, at the interest rate per annum set forth above calculated as set forth above, in like money; and should the Corporation at any time make default in the payment of any principal, premium, if any, or interest, to pay interest on the amount in default at the same rate, calculated as set forth above, in like money, at one of the said places, as selected by the Holder, and on the same dates. Whenever interest is computed on a basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of such interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

This Note is a Definitive Security and one of the Debentures of the Corporation, issued or issuable in one series under the provisions of the Trust Indenture made as of May 25, 2016 as supplemented by the First Supplemental Indenture made as of May 25, 2016 (the “First Supplemental Indenture” and, together with any further instruments or agreements in each case supplemental or ancillary thereto, the “Indenture”) made between the Corporation and BNY Trust Company of Canada (the “Trustee”). Reference is hereby expressly made to the Indenture for particulars of the rights of the Holders of this Note and of the Corporation and of the Trustee in respect thereof and the terms and conditions upon which the Notes are issued or may be issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Note by acceptance hereof assents. Capitalized terms used but not defined herein have the meanings attributed to them in the Indenture. The S$● 3.85% Subordinated Notes due 2026 (the “Notes”), of which this is one, are issuable by the Corporation from time to time in an unlimited aggregate principal amount, subject to the terms and conditions of the Indenture. The aggregate principal amount of Debentures of other series which may be issued under the Indenture is unlimited, but such Debentures may be issued only upon the terms and subject to the conditions provided in the Indenture.

The indebtedness evidenced by this Note and all other debentures now or hereafter authenticated and delivered under the Indenture is subordinated and subject in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (as defined in the Indenture) and all Policy Liabilities (as defined in the Indenture) of the Corporation, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The Notes are direct obligations of the Corporation but are not secured by any mortgage, pledge, hypothec or other charge.

The right is reserved to the Corporation to purchase or redeem Notes for cancellation in accordance with the provisions of the Indenture.

The principal hereof may become or be declared due and payable before the stated maturity date in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of such Notes outstanding.

This Note has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, on the Note Register to be kept at the principal office of the Registrar by the Holder hereof or such Holder’s executors or administrator or other legal representatives, or such Holder’s attorney duly appointed by an instrument in form and substance satisfactory to the Registrar, and upon compliance with such reasonable requirements as the Registrar may prescribe.

The Indenture and the Notes shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

This Note shall not become obligatory for any purpose until it has been authenticated by the Registrar under the Indenture.

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IN WITNESS WHEREOF this Note has been duly executed as of the Issue Date specified above.

MANULIFE FINANCIAL CORPORATION

By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This Certificate is authenticated by or on behalf of the Registrar.

THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A.

as Registrar (without warranty, recourse or liability)

By:
Name:
Title:

Authorised Signatory

For the purposes of authentication only.

(FORM OF REGISTRATION PANEL)

REGISTRATION PANEL

(No writing hereon except by the Trustee or Registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

(FORM OF CERTIFICATE OF TRANSFER)

CERTIFICATE OF TRANSFER

To assign this Note, fill in the form below:

I or we assign and transfer this Note to

(Print or type assignee’s name, address and postal code)

(Insert assignee’s social insurance or security or tax identifying number)

and irrevocably appoint                  agent to transfer this Note on the books of the Corporation. The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.